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# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549



## Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**



For the month of January, 2002

**RIMFIRE MINERALS CORPORATION**

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

**RIMFIRE**
MINERALS CORPORATION

**CDNX:RFM**

**Suite 700**
**700 West Pender St.**
**Vancouver, B.C.**
**Canada V6C 1G8**

**Tel:** (604)669-6660
**Fax:** (604)669-0898
**E-mail:** info@rimfire.bc.ca
**Web Site:** www.rimfireminerals.com
**Contact:** David Caulfield or Jason Weber

**NEWS RELEASE**

January 17, 2002 PR02-02

## RIMFIRE FINDS PARTNER FOR THORN PROPERTY

**Rimfire Minerals Corporation** ("the Company") reports that **First Au Strategies Corp. (FAV-CDNX)** has signed a letter of intent for an option to acquire a 51% interest in the Company's Thorn Property, a gold-silver-copper prospect situated in the Atlin Mining Division, Northwestern British Columbia, approximately 130 kilometres southeast of Atlin. The property consists of 11 mineral claims, totaling 207 contiguous claim units. Rimfire is currently earning a 100% interest in the property, subject to a 3.5% net smelter royalty. The formal Option Agreement is to be signed within 60 days and will provide that, in order to earn its interest, First Au Strategies will make staged cash payments totaling $190,000, issue 250,000 shares and undertake exploration expenditures of $1,200,000. The earn-in period will be three years. Full particulars will be announced upon the signing of the Option Agreement. The acquisition will be subject to regulatory approval.

The Property contains a known high sulphidation gold-silver-copper system similar to that being mined at Barrick's El Indio Mine in Chile, with production and reserves totalling over 6.2 million ounces of gold and 2 billion pounds of copper. The Thorn property has been only sporadically explored in the past but with Rimfire's work in 2000, a total of 17 showings have now been identified. Most of the known mineralization occurs as quartz-sulphide veins up to 6 metres wide in and adjacent to the Thorn Stock. At least three types of veins are present, with varying ratios of gold, silver and copper. The type consisting of quartz-pyrite-enargite-tetrahedrite and silver sulphosalts appears to contain the highest grades with samples assaying as high as 22.1 g/t Au, 2413 g/t Ag and 12.05% Cu. The latter assay came from a boulder believed to have originated from the Tamdhu Vein.

As most of the previous work on the property has focused on the Thorn Stock, mineralization outside of this intrusive body is poorly understood but certainly worthy of follow-up. For example, a 2.0 m grab sample across the argillite-hosted 'G' Zone assayed 57.4 g/t Au, 90 g/t Ag and 0.29% Cu. To the southeast of the Thorn Stock and adjacent to the Cirque Porphyry, a 2000 x 400 metre multi-element soil geochemical anomaly has been identified. Known as the Outlaw Zone, these anomalous values coincide with a prominent east-west resistivity low and scattered electromagnetic conductors, however their source has not yet been clearly defined.

Rimfire looks forward to working with First Au Strategies Corp. to advance the Thorn property this coming field season. For further information on the Thorn property or other Rimfire properties contact David Caulfield or Jason Weber at 604-669-6660, or visit the company website at www.rimfireminerals.com.

On behalf of Rimfire Minerals Corporation

***"David A. Caulfield"***

David A. Caulfield, President

# BC FORM 53-901F

# SECURITIES ACT – BRITISH COLUMBIA

## MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

**Item 1** **Reporting Issuer:**
Rimfire Minerals Corporation
Suite 700 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8

**Item 2** **Date of Material Change:**
January 17, 2002

**Item 3** **Press Release:**

| Date of Issue | Place of Issue |
|---|---|
| January 17, 2002 | Vancouver, British Columbia (See distribution sheet marked Schedule "A" attached for media coverage.) |

**Item 4** **Summary of Material Change:**

Rimfire Minerals Corporation reports that First Au Strategies Corp. has signed a letter of intent for an option to acquire a 51% interest in the Thorn Property, a gold-silver-copper prospect situated in the Atlin Mining Division, Northwestern British Columbia, approximately 130 kilometres southeast of Atlin.

**Item 5** **Full Description of Material Changes:**

Rimfire Minerals Corporation reports that First Au Strategies Corp. has signed a letter of intent for an option to acquire a 51% interest in the Thorn Property, a gold-silver-copper prospect situated in the Atlin Mining Division, Northwestern British Columbia, approximately 130 kilometres southeast of Atlin. The formal Option Agreement is to be signed within 60 days and will provide that, in order to earn its interest, First Au Strategies will make staged cash payments totaling $190,000, issue 250,000 shares and undertake exploration expenditures of $1,200,000. The earn-in period will be three years.

**Item 6** **Reliance on Section 85(2) of the Act:**
Not applicable

**Item 7** **Omitted Information:**
Not applicable.

**Item 8** **Senior Officers:**

| | |
|---|---|
| **David A. Caulfield, President**<br>700 –700 West Pender Street<br>Vancouver, British Columbia<br>V6C 1G8<br>Telephone: (604) 669-6660<br>Email: davidc@rimfire.bc.ca | **Henry J. Awmack, Chairman**<br>700-700 West Pender Street<br>Vancouver, British Columbia<br>V6C 1G8<br>Telephone: (604) 669-6660<br>Email: henrya@equityeng.bc.ca |

**Item 9** **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of January, 2002.

**RIMFIRE MINERALS CORPORATION**

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

*Form53-901F*

## SCHEDULE A

**Media:**

| | |
|---|---|
| Market News Publishing Inc. | News Desk |
| Canada Stockwatch | News Desk |
| The Northern Miner | News Desk |
| The Prospector | News Desk |

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date January 21, 2002

By: "David A. Caulfield"
David A. Caulfield, President